

October 28, 2009

Mr. R. Patrick Murray, II
Vice President, Chief Financial Officer and Secretary
Calumet GP, LLC
2780 Waterfront Pkwy E. Drive, Suite 200
Indianapolis, IN 46214

> **Re: Calumet Specialty Products Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 000-51734**

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Compensation Discussion and Analysis

Short-Term Cash Awards, page 154

1.   We note your statement on page 155 that "Each of the three distributable cash flow goal levels for the 2009 fiscal year exceeds its corresponding distributable cash flow goal level for the 2008 fiscal year in line with the same expected likelihood of achieving such goal levels used to set the distributable cash flow goals for 2008." However, you do not disclose the numbers for the 2009 goals. Please revise to disclose all qualitative and quantitative performance targets or

goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the goals would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.

Long-Term, Unit-Based Awards, page 156

2.   We note your statement on page 157 that "… the board of directors has approved new distributable cash flow targets for the 2009 fiscal year based on budgets prepared by management with the same estimated likelihoods of distributable cash flow performance levels as described above in 'Short-Term Cash Awards.'" Please revise to disclose all qualitative and quantitative performance targets or goals. See comment 1 above.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Carroll at (202) 551-3362 or Christopher White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director